UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, December 23, 2010

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449
Santiago

Re:	MATERIAL EVENT Interim dividend approved by Lan Airlines S.A. _________________________

Dear Commissioner:

Pursuant to Articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30 of this Commission of 1989, please be advised of the following material event:

At the Board Meeting of Lan Airlines S.A. (LAN) held today, December 23, 2010, the Board approved payment of an interim dividend on account of 2010 fiscal year profits.  This interim dividend totals US$125,000,293.78, equal to US$0.36896 per share, and will be paid starting January 13, 2011.  All shareholders who are shareholders on the fifth business day prior to that date will be entitled to this dividend.

Form 1 providing further information on this dividend is enclosed with this letter of notice of material event in compliance with Circular 660 of the Commission of 1986.

Sincerely yours,

Alejandro de la Fuente Goic Vice-President of Finance Lan Airlines S.A.

cc:	Santiago Stock Exchange Brokers Exchange - Valparaiso Stock Exchange Electronic Exchange of Chile Risk Rating Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2010

LAN AIRLINES S.A.

	By:	/s/ Cristian Toro Cañas
Name: Cristian Toro Cañas
Title: Senior Vice President and General Counsel